AM 4/8/2002

02022849

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR 27 2002

SEC FILE NUMBER
8-52753

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

FG (USA), INC.

OFFICIAL USE ONLY
104274
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3 Neptune Road, Suite A27
(No. and Street)

Poughkeepsie, NY 12601
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Santosh Shetty (845) 462-3300
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Terry H. Jones & Co., LLP
(Name — *if individual, state last, first, middle name*)

4123 Birney Avenue Moosic PA 18507
(Address) (City) (State) Zip Code)

CHECK ONE:

- XX Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 09 2002
P
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Santosh Shetty, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FG (USA), Inc., as of December 31, xx 2001 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

[signature]
Signature

Financial & Operations Principal
Title

Mark W. Joray
Notary Public
March 26, 2002

MARK W. JORAY
Notary Public, State of New York
Dutchess County No. 01JO5075118
My Comm. Expires March 24, 2003

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FG (USA), INC.
(A DEVELOPMENT STAGE COMPANY)

FINANCIAL STATEMENTS
FOR THE YEAR ENDED
DECEMBER 31, 2001
AND THE PERIOD FROM INCEPTION
(MARCH 2, 1999)
TO DECEMBER 31, 2001

FG (USA), INC.
(A DEVELOPMENT STAGE COMPANY)

TABLE OF CONTENTS
DECEMBER 31, 2001

TERRY H. JONES & CO., LLP
Certified Public Accountants

39 North Broad Street
West Hazleton, Pennsylvania 18201
570.454.1541 Fax 570.454.6979

4123 Birney Avenue
Moosic, Pennsylvania 18507
570.941.2248 Fax 570.941.2236

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
FG (USA), Inc.:

We have audited the accompanying balance sheet of FG (USA), Inc. (a development stage company) as of December 31, 2001, and the related statements of income and accumulated deficit, changes in stockholder's equity, and cash flows for the year then ended, and for the period from inception (March 2, 1999) to December 31, 2001 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of FG (USA), Inc. as of December 31, 2001, and the results of it's operations, changes in stockholder's equity, and cash flows for the year then ended, and for the period from inception (March 2, 1999) to December 31, 2001, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basis financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Terry H. Jones & Co., LLP

February 12, 2002
Moosic, PA

FG (USA), INC.
(A DEVELOPMENT STAGE COMPANY)

BALANCE SHEET
DECEMBER 31, 2001

ASSETS

CURRENT ASSETS:	
Cash	$ 308,486
Employee loans	536
Deferred income taxes	52,425
Deposits	26,539
Total Current Assets	387,986
FURNITURE AND EQUIPMENT	4,935
	$ 392,921

LIABILITIES AND STOCKHOLDER'S EQUITY

TOTAL LIABILITIES	$ -
STOCKHOLDER'S DEFICIT:	
Common stock, $10 par value; 100,000 shares authorized, 56,000 shares issued and outstanding	560,000
Deficit accumulated during the development stage	(167,079)
Total Stockholder's Equity	392,921
	$ 392,921

The accompanying notes are an integral part of these financial statements.

FG (USA), INC.
(A DEVELOPMENT STAGE COMPANY)

STATEMENTS OF INCOME AND ACCUMULATED DEFICIT FOR THE YEAR ENDED DECEMBER 31, 2001 AND THE PERIOD FROM MARCH 2, 1999 (DATE OF INCEPTION) TO DECEMBER 31, 2001

	Year Ended December 31, 2001	March 2, 1999 (Inception) to December 31, 2001
REVENUES:		
Interest income	$ 5,315	$ 5,529
Other income	200	200
Total Revenues	5,515	5,729
OPERATING EXPENSES:		
Rent	34,013	49,104
Salaries and wages	16,664	16,664
Registration and membership	13,957	13,957
Professional fees	12,663	21,246
Office expense	11,930	14,584
Telephone	11,092	11,092
Travel	10,870	19,047
Vehicle expense	10,309	10,617
Taxes	3,024	3,024
Utilities	2,060	8,040
Insurance	2,057	3,278
Depreciation	959	1,253
Dues and subscriptions	432	7,467
Professional development	250	250
Repairs and maintenance	246	246
Miscellaneous expense	26	1,060
Donation expense	25	25
Organization expenses	-	44,092
Total Operating Expenses	130,577	225,046
LOSS FROM OPERATIONS	(125,062)	(219,317)
OTHER EXPENSE:		
Interest	-	187
LOSS BEFORE INCOME TAXES	(125,062)	(219,504)

FG (USA), INC.
(A DEVELOPMENT STAGE COMPANY)

STATEMENTS OF INCOME AND ACCUMULATED DEFICIT FOR THE YEAR ENDED DECEMBER 31, 2001 AND THE PERIOD FROM MARCH 2, 1999 (DATE OF INCEPTION) TO DECEMBER 31, 2001

PROVISION FOR INCOME TAXES (BENEFIT):		
Deferred	(30,441)	(52,425)
NET LOSS	(94,621)	(167,079)
ACCUMULATED DEFICIT:		
BEGINNING	(72,458)	-
ENDING	$ (167,079)	$ (167,079)

The accompanying notes are an integral part of these financial statements.

FG (USA), INC.
(A DEVELOPMENT STAGE COMPANY)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY FOR THE YEAR ENDED DECEMBER 31, 2001 AND THE PERIOD FROM MARCH 2, 1999 (DATE OF INCEPTION) TO DECEMBER 31, 2001

	Common Stock	Paid-in Capital	Accumulated Deficit	Total
BALANCE - MARCH 2, 1999	$ -	$ -	$ -	$ -
Net Loss	-	-	(38,305)	(38,305)
Issuance of Common Stock	300	-	-	300
BALANCE-DECEMBER 31, 1999	300	-	(38,305)	(38,005)
Net Loss	-	-	(34,153)	(34,153)
Issuance of Common Stock	209,700	-	-	209,700
BALANCE-DECEMBER 31, 2000	210,000	-	(72,458)	137,542
Net Loss	-	-	(94,621)	(94,621)
Issuance of Common Stock	350,000	-	-	350,000
BALANCE - DECEMBER 31, 2001	$ 560,000	$ -	$ (167,079)	$ 392,921

The accompanying notes are an integral part of these financial statements.

FG (USA), INC.
(A DEVELOPMENT STAGE COMPANY)

STATEMENTS OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001 AND THE PERIOD FROM MARCH 2, 1999 (DATE OF INCEPTION) TO DECEMBER 31, 2001

	Year Ended December 31, 2001	March 2, 1999 (Inception) to December 31, 2001
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$ (94,621)	$ (167,079)
Adjustments to reconcile net loss to net cash used by operating activities:		
Depreciation	959	1,253
Deferred income taxes	(30,441)	(52,425)
Change in assets and liabilities:		
Employee loans	(36)	(536)
Deposits	(25,000)	(26,539)
Accounts payable	(750)	-
Net Cash Used By Operating Activities	(149,889)	(245,326)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of property and equipment	(5,599)	(6,188)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds of long-term debt borrowings	-	47,900
Repayments of long-term debt borrowings	-	(47,900)
Proceeds from sale of common stock	350,000	560,000
Net Cash Provided by Financing Activities	350,000	560,000
NET INCREASE IN CASH	194,512	308,486
CASH - BEGINNING	113,974	-
CASH - ENDING	$ 308,486	$ 308,486
SUPPLEMENTAL DISCLOSURES:		
Interest paid	$ -	$ 187

The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2001 AND THE PERIOD FROM MARCH 2, 1999 (DATE OF INCEPTION) TO DECEMBER 31, 2001

NOTE 1: SUMMARY OF ACCOUNTING POLICIES AND NATURE OF OPERATIONS

Nature of Operations

FG (USA), Inc., is currently a Development Stage Company registered with the Securities and Exchange Commission (SEC) as a broker/dealer pursuant to the National Association of Securities Dealers, Inc. (NASD). The Company will operate its business from leased facilities located in Poughkeepsie, NY.

Basis of Accounting

The financial statements of FG (USA), Inc. have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with initial maturity of three months or less to be cash equivalents.

Furniture and Equipment

Furniture and equipment are recorded at cost. Depreciation is computed using both straight-line and accelerated methods over the estimated useful lives of the respective assets as follows:

Furniture and Fixtures	5 years
Office Equipment	5 years

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2001 AND THE PERIOD FROM MARCH 2, 1999 (DATE OF INCEPTION) TO DECEMBER 31, 2001

NOTE 1: SUMMARY OF ACCOUNTING POLICIES AND NATURE OF OPERATIONS (cont'd)

Income Taxes

Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax accounting of organization costs that will result in taxable or deductible income amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period, plus or minus the change during the period in deferred tax assets and liabilities. Deferred income tax assets are also recognized for tax credits and net operating loss carryovers that are available to offset future income taxes.

NOTE 2: PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31, 2001:

Furniture and fixtures	$	4,020
Office equipment		2,169
		6,189
Less: Accumulated depreciation		1,254
	$	4,935

NOTE 3: PROVISION FOR INCOME TAXES

Components of income tax provision (benefit) are as follows:

Currently payable	$	-
Deferred		(52,425)
	$	(52,425)

NOTE 4: LEASING ARRANGEMENTS

FG (USA), Inc. leases both its office facility and corporate apartment under operating leases, in which monthly payments are $1,539 and $1,375 per month, respectively. Both leases are for the term of one year with the option to renew.

**NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2001 AND THE PERIOD
FROM MARCH 2, 1999 (DATE OF INCEPTION) TO DECEMBER 31, 2001**

NOTE 5: NET CAPITAL REQUIREMENTS

FG (USA), Inc. is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1(a)(2)(iii)), which requires the maintenance of minimum net capital of $100,000. At December 31, 2001, the Company had net capital of $335,025.

NOTE 6: RELATED PARTY TRANSACTION

There was short-term loan activity between the Company and First Global (UK), Ltd. during fiscal year 2001. First Global (UK), Ltd. is 95% owned by First Global Stockbroking (P), Ltd., who is also the 100% owner of FG (USA), Inc. This short-term loan was repaid in full as of December 31, 2001.

SUPPLEMENTARY INFORMATION PURSUANT TO RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2001

SCHEDULE I

FG (USA), INC.
(A DEVELOPMENT STAGE COMPANY)

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2001

Total Stockholder's equity from the Balance Sheet		$ 392,921
Less: Stockholders equity not allowed for net capital		-
Total Stockholder's equity qualified for net capital		392,921
Add:		
Other (deductions) or allowable credits - deferred income tax asset		(52,425)
Total capital and other (deductions)/allowable credits		340,496
Deductions and/or charges:		
Nonallowable assets:		
Furniture and equipment, net	4,935	
Receivables from non-customers	536	
		(5,471)
Net capital before haircuts on securities positions		335,025
Haircuts on securities		-
Net Capital		$ 335,025
Computation of basic net capital requirement:		
Minimum dollar net capital requirement of reporting broker/dealer in accordance with SEC Rule 15c3-1(a)(2)(iii)		100,000
Excess Net Capital		$ 235,025

See auditors' report.

SCHEDULE II

FG (USA), INC.
(A DEVELOPMENT STAGE COMPANY)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2001

** This Company is exempt from the filing requirements of SEC Rule 15c3-3 under section (k)(2)(ii) of the aforementioned Rule. Accordingly, no information has been provided in this schedule.

See auditors' report.

SCHEDULE III

FG (USA), INC.
(A DEVELOPMENT STAGE COMPANY)

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2001

** This Company is exempt from the filing requirements of SEC Rule 15c3-3 under section (k)(2)(ii) of the aforementioned Rule. Accordingly, no information has been provided in this schedule.

See auditors' report.

SCHEDULE IV

FG (USA), INC.
(A DEVELOPMENT STAGE COMPANY)

RECONCILIATION OF NET CAPITAL
DECEMBER 31, 2001

Net capital per FG (USA), Inc.'s Part IIA (unaudited) FOCUS report as of December 31, 2001	$	327,405
Audit adjustments (net)		7,620
Net Capital Per Schedule I	$	335,025

See auditors' report.